SETO HOLDINGS, INC.

6231 Columbia Park Road

Hyattsville, Maryland 20785

December 18, 2025

VIA EDGAR

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SETO Holdings, Inc. Post-Qualification Amendment No. 1 to
Offering Statement on Form 1-A Filed December 16, 2025
File No. 024-12665

Dear Ms. Woo:

On behalf of the Company, I respectfully request that the qualification date of Post-Qualification Amendment No. 1 to the Offering Statement on Form 1-A (the “Offering Statement”) be accelerated and that the Offering Statement be declared qualified Friday, December 19, 2025, at 4:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Janon Costley

Janon Costley

Chief Executive Officer

SETO Holdings, Inc.